VIA EDGAR

July 10, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Savara Inc.

Registration Statement on Form S-3

File No. 333-225994

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Savara Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Friday, July 13, 2018, or as soon thereafter as practicable.

Please contact J. Robert Suffoletta of Wilson Sonsini Goodrich & Rosati, P.C., legal counsel for the Company, at (512) 338-5400 with any questions you may have concerning this request. Thank you for your assistance with this filing.

Very truly yours,

Savara Inc.

By:	/s/ Dave Lowrance
Name:	Dave Lowrance
Title:	Chief Financial Officer